UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2023

Commission File Number: 001-41386

OKYO Pharma LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 5, 2023, OKYO Pharma LTD (the “Company”) issued this 6K announcing, further to its announcement on 4 April 2023, it has today posted a circular (the “Circular”) to shareholders which contains further details regarding the proposed cancellation of its ordinary shares of no par value each (“Ordinary Shares”) from listing on the standard segment of the Official List of the Financial Conduct Authority and trading on the main market for listed securities of London Stock Exchange plc and associated timetable, together with proposals to be put to shareholders at a general meeting of the Company to be held at the offices of Orrick, Herrington & Sutcliffe (UK) LLP at 107 Cheapside, London EC2V 6DN, United Kingdom at 12.00 midday on 3 May 2023 (the “General Meeting”), including, inter alia, to consolidate every 65 existing Ordinary Shares into one new ordinary share of no par value (thereby matching its current American Depositary Share ratio). The Circular will shortly be posted to the Company’s website at: https://okyopharma.com/investors/corporate-governance/corporate-documents/ a copy of which is furnished as Exhibit 99.1

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKYO Pharma LTD

Date: April 5 2023	By:	/s/ Keeren Shah
	Name:	Keeren Shah
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	News Announcement, dated April 5, 2023

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